UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14748

OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS “ROSTELECOM”

(Exact name of Issuer as specified in its charter)

14, 1st Tverskaya-Yamskaya Street, Moscow 125047, Russian Federation

Tel. +7 499 973 9940

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares each representing six Ordinary Shares of OJSC Rostelecom

(Title of each class of securities covered by this Form)

None

(Titles of classes of securities for with the duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item  1. Exchange Act Reporting History

A.           OJSC Rostelecom (the “Company”) first incurred the duty to file reports under section 13(a) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) on February 17, 1998, i.e. the date when the American Depositary Shares (the “ADSs”) each representing six Ordinary Shares of the Company with par value 0.0025 Russian rubles per share were listed on the New York Stock Exchange (the “NYSE”). The Registration Statement on Form 20-F pursuant to Section 12(g) of the Exchange Act was filed with the United States Securities and Exchange Commission (the “Commission”) on February 3, 1998.

B.             The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on June 17, 2009.

Item  2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933 (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.           The Company has maintained a listing of its Ordinary Shares (underlying the ADS of the Company) in the Russian Federation on the Moscow Interbank Currency Stock Exchange (the “MICEX”), which constitute the primary trading market for those securities.

B.             The Company’s Ordinary Shares were initially listed on the MICEX on February 27, 1997. Thus, the Company has maintained the listing of its Ordinary shares on this exchange for at least the 12 months preceding the filing of this

Form.

C.             The percentage of trading in ordinary shares that occurred in Russian as of the recent 12-month period from December 2, 2008 to December 2, 2009 was more than 99%.

Item 4. Comparative Trading Volume Data

A.           The first and the last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are December 2, 2008 and December 2, 2009, respectively. A tabular format disclosing the comparative trading volume data in response to this item is attached hereto as Exhibit 99.1.

B.             For the recent 12-month period specified in Item 4A above, the average daily trading volume (the “ADTV”) of the Company’s ADSs (in terms of the underlying number of Ordinary Shares) in the United States and on a worldwide basis was 485,253 shares and 72,454,232 shares, respectively.

C.             For the recent 12-month period specified in Item 4A above, the ADTV of the Company’s ADSs (in terms of the underlying number of Ordinary Shares) in the United States was 0.67% of the ADTV for its Ordinary Shares on a worldwide basis.

D.            The Company filed a Form 25 with the NYSE on December 22, 2009 and the Company’s ADSs were delisted from the NYSE on December 31, 2009. As of that date, the ADTV of the Company’s ADSs (in terms of the underlying number of Ordinary Shares) in the United States was 0.79% of the ADTV for its ordinary shares on a worldwide basis for the preceding 12-month period.

E.              The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding its securities.

F.              The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

N/A

Item 6. Debt Securities

N/A

Item 7. Notice Requirement

A.           The notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) of the Exchange Act was published and filed with the Commission as a Form 6-K on December 11, 2009.

B.             The Company used Bloomberg and Reuters to disseminate the notice in the United States.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Company’s Internet Web site in the primary trading market on which the Company publishes the information required under Rule 12g3-2(b)(1)(iii) is www.rt.ru.

PART III

Item 10. Exhibits

Exhibit 99.1. — A tabular format disclosing the comparative trading volume data.

Exhibit 99.2 — The certification of the Altman Group that the ADTV of the Company’s ADSs (in terms of the underlying number of Ordinary Shares) in the United States was 0,67% of the ADTV for its Ordinary Shares on a worldwide basis.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, OJSC Rostelecom has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, OJSC Rostelecom certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) of the Exchange Act.

OJSC ROSTELECOM

January 4, 2010	By	/s/ Anton Yu. Kolpakov	General Director

Date		Name	Title